Filed by Delhaize Group
Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Delhaize Group
Commission File No.: 333-13302
Date: January 15, 2016

The following information was communicated via email sent by Frans Muller, President and CEO of Delhaize Group, to officers across Delhaize Group on January 14, 2016.

January 14, 2016
Announcement of Group and European support functions:
Leaders reporting to the Ahold Delhaize Executive Committee

Dear Colleagues,

We are making good progress on integration planning for the new combined company, Ahold Delhaize. We continue to believe that our two organizations are an exceptional match, with similar values, highly complementary footprints and a strong, shared customer focus. I am pleased to inform you of the latest development in this process.

Today we are announcing the Group leaders who will report to the Executive Committee of the combined company, effective upon completion of the transaction. I wanted to be sure that you had this information ahead of the announcement going out to all associates later today.

As you are aware, over the past several months we have gone through a rigorous process to ensure that selection of the ExCo-1 leaders is fair, transparent and objective. For all of you who participated, I know this has been a period of significant uncertainty for both you and your teams. On behalf of the rest of the Executive Committee, I want to thank you sincerely for your time and patience.

We have an exceptional breadth of talent available to us at Delhaize Group and Ahold. After careful consideration, we believe we have selected the most appropriate people from each organization for these roles. The full list of appointments is attached for your reference.

We were extremely impressed with the skill and professionalism of all of the ExCo-1 candidates. Those who were not selected for a role at this time will have the opportunity to be considered for other leadership positions within Ahold Delhaize.

In the coming weeks, we will be providing more information about the selection processes for the next levels of the organization. We ask that you continue to remain focused on ensuring the best possible performance for Delhaize Group and its banners.

We also want to assure you that nothing changes today. All appointments will go into effect upon completion of the transaction, which is expected in the middle of this year. Until then, Delhaize Group and Ahold continue to operate as separate, competing companies.

We know that your direct reports and their teams may have questions about what this announcement means for them. We continue to look to you to lead your teams and to be a source of support for them. To that end, we have attached some talking points and a Q&A to help you answer some of the questions you may receive. We additionally ask that you continue to refer any media inquiries to the communications people in your organization.

Finally I would like to remind you that I invite you for a Telepresence meeting/call today, January 14, from 3 to 4 p.m. CET (9 to 10 a.m. EST) to discuss details of this announcement as well as other merger- and company-related information.

Thank you for your continued dedication and hard work.

Sincerely,

Frans Muller President and CEO Delhaize Group

Leadership appointments

January 14, 2016

Ahold Delhaize Group

Reporting to Dick Boer

CEO:

- Mike Ford, responsible for Internal Audit
- *To be announced* - Strategy and M&A

Reporting to Jeff Carr

Chief Financial Officer:

- Eugène Bartman, responsible for Tax
- Miguel Silva Gonzalez, responsible for Treasury and Insurance
- Guy Thomson, responsible for Accounting and Reporting
- Mayte Oosterveld, responsible for Business Planning and Performance (BPP)
- Henk Jan ten Brinke, responsible for Investor Relations
- Bruno Havet, responsible for Not for Resale (NFR)
- Ton Nolet, responsible for Business Services
- Frederic Van Daele, responsible for Finance Central Southern Europe and BPP Europe

Reporting to Jan Ernst de Groot

Chief Legal officer:

- Dirk Meerburg, responsible for Group Legal
- Agaath Barents-de Kreuk, responsible for Company Secretariat
- Hugo Byrnes, responsible for Product Integrity

Jan Ernst will for the time being take on the responsibility for Global Public Affairs and Legal for Central Southern Europe & European coordination.

Reporting to Marc Croonen

Chief Sustainability, Transformation and Communications Officer:

- Charles Davis, responsible for Global Communications
- Dries D'Hooghe, responsible for Transformation
- Megan Hellstedt, responsible for Sustainable Retailing
- *To be announced* - Head of Occupational Health & Safety

Reporting to Frans Muller

Deputy Chief Executive Officer and Chief Integration Officer:

- Ben Wishart, responsible for Global IT
- Vincent Moolenaar, responsible for the Global Integration Management Office (GIPL)
- *To be announced* - European Regional Integration Project Lead (RIPL)
- *To be announced* - U.S. Regional Integration Project Lead (RIPL)

Reporting to Pierre Bouchut

Chief Operating Officer Europe:

- Thomas Oversberg, responsible for Controlling Strategic Initiatives and Investment Analysis
- *To be announced* - Controller Strategic Initiatives
- David Vander Schueren, responsible for International Agreements and Private Brands Sourcing in Europe

Reporting to Hanneke Faber

Chief E-Commerce & Innovation Officer:

- Marcus Spurrell, responsible for Digital Personalization and Loyalty & Data
- Alfred Levi, responsible for Global Media Sales

In the beginning, Hanneke will take on the role of E-Commerce New Business herself.

Reporting to Abbe Luersman

Chief Human Resources Officer:

- Casper Assinck, responsible for Organizational Effectiveness and Design
- Sarah Chartrand, responsible for Talent and Diversity
- Erikjan Lantink, responsible for Learning and Development
- Frederic Barge, responsible for Total Rewards
- Désiré Jansen, responsible for Group HR
- Jan De Bruycker, responsible for HR Central Southern Europe and European Coordination

For these roles, it is important to note that:

- This announcement focuses on Group and European support functions only and therefore excludes reports to Kevin Holt and James McCann.
- This announcement excludes the functional roles within our businesses that have a reporting line to an operating company leader.
- The organizational structure is subject to works council proceedings.
- We expect to provide more information on the next phase in the Group and European selection and appointment process next month.
- Current Group leaders who are not mentioned in this announcement, may be appointed to other roles in the new company. We will keep you posted in future updates. Individual leaders have provided a personal update to their teams this morning.

NO OFFER OR SOLICITATION

This communication is being made in connection with the proposed business combination transaction between Koninklijke Ahold N.V. also known as Royal Ahold (“Ahold”) and Delhaize Group (“Delhaize”). This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and applicable Dutch, Belgian and other European regulations. This communication is not for release, publication or distribution, in whole or in part, in or into, directly or indirectly, any jurisdiction in which such release, publication or distribution would be unlawful.

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

The transaction will be submitted to the shareholders of Ahold and the shareholders of Delhaize for their consideration. In connection with the proposed transaction, Ahold will file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4 that will include a prospectus. The prospectus will be mailed to the holders of American Depositary Shares of Delhaize and holders of ordinary shares of Delhaize (other than holders of ordinary shares of Delhaize that are non-U.S. persons (as defined in the applicable rules of the SEC)). INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT AHOLD, DELHAIZE, THE TRANSACTION AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the prospectus and other documents filed with the SEC by Ahold and Delhaize through the website maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of the prospectus and other documents filed by Ahold with the SEC by contacting Ahold Investor Relations at investor.relations@ahold.com or by calling +31 88 659 5213, and will be able to obtain free copies of the prospectus and other documents filed by Delhaize by contacting Investor Relations Delhaize Group at Investor@delhaizegroup.com or by calling +32 2 412 2151.

FORWARD-LOOKING STATEMENTS

This communication contains forward-looking statements, which do not refer to historical facts but refer to expectations based on management’s current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance, or events to differ materially from those included in such statements. These statements or disclosures may discuss goals, intentions and expectations as to future trends, plans, events, results of operations or financial condition, or state other information relating to Delhaize, based on current beliefs of management as well as assumptions made by, and information currently available to, management. Forward-looking statements generally will be accompanied by words such as “anticipate,” “believe,” “plan,” “could,” “estimate,” “expect,” “forecast,” “guidance,” “intend,” “may,” “possible,” “potential,” “predict,” “project” or other similar words, phrases or expressions. Many of these risks and uncertainties relate to factors that are beyond Delhaize’s control. Therefore, investors and shareholders should not place undue reliance on such statements. Factors that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to: the occurrence of any change, event or development that could give rise to the termination of the merger agreement; the ability to obtain the approval of the transaction by Delhaize’s and Ahold’s shareholders; the risk that the necessary regulatory approvals may not be obtained when expected or at all or may be obtained subject to conditions that are not anticipated; failure to satisfy other closing conditions with respect to the transaction on the proposed terms and timeframe; the possibility that the transaction does not close when expected or at all; the risks that the new businesses will not be integrated successfully or promptly or that the combined company will not realize when expected or at all the expected synergies and benefits from the transaction; Delhaize’s ability to successfully implement and complete its plans and strategies and to meet its targets; risks related to disruption of management time from ongoing business operations due to the proposed transaction; the benefits from Delhaize’s plans and strategies being less than anticipated; the effect of the announcement or completion of the proposed transaction on the ability of Delhaize to retain customers and retain and hire key personnel, maintain relationships with suppliers, and on their operating results and businesses generally; litigation relating to the transaction; the effect of general economic or political conditions; Delhaize’s ability to retain and attract employees who are integral to the success of the business; business and IT continuity, collective bargaining, distinctiveness, competitive advantage and economic conditions; information security, legislative and regulatory environment and litigation risks; and product safety, pension plan funding, strategic projects, responsible retailing, insurance and unforeseen tax liabilities. In addition, the actual outcomes and results of Delhaize may differ materially from those projected depending up on a variety of factors, including but not limited to changes in the general economy or the markets of Delhaize, in consumer spending, in inflation or currency exchange rates or in legislation or regulation; competitive factors; adverse determination with respect to claims; inability to timely develop, remodel, integrate or convert stores; and supply or quality control problems with vendors. Additional risks and uncertainties that could cause actual results to differ materially from those stated or implied by such forward-looking statements are described in Delhaize’s most recent annual report on Form 20-F and other filings with the SEC. Neither Delhaize nor Ahold, nor any of their respective directors, officers, employees and advisors nor any other person is therefore in a position to make any representation as to the accuracy of the forward-looking statements included  in this communication, such as economic projections and predictions or their impact on the financial condition, credit rating, financial profile, distribution policy or share buyback program of Delhaize, Ahold or the combined company, or the market for the shares of Delhaize, Ahold or the combined company. The actual performance, the success and the development over time of the business activities of Delhaize, Ahold and the combined company may differ materially from the performance, the success and the development over time expressed in or implied from the forward-looking statements contained in this communication. The foregoing list of factors is not exhaustive. Forward-looking statements speak only as of the date they are made. Delhaize does not assume any obligation to update any public information or forward-looking statement in this communication to reflect events or circumstances after the date of this communication, except as may be required by applicable laws.